                                                                    EXHIBIT 4(e)


                              "ENGLISH TRANSLATION"

FINANCING CONTRACT THROUGH OPENING OF CREDIT LINE NO. 00.2.491.3.1 BETWEEN BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES AND TELEMIG CELULAR S.A., WITH INTERVENIENCE OF THIRD PARTIES, AS FOLLOWS:

Banco Nacional de Desenvolvimento Economico e Social - BNDES, hereby referred to just as BNDES, a federal public company with head office in Brasilia, Distrito Federal, and with services in this city at Avenida Republica do Chile no. 100, registered with CNPJ under no. 33.657.248/0001-89 hereby representeD by the undersigned representatives;

                                       and

TELEMIG CELULAR S.A., hereafter referred to as BENEFICIARY, a joint stock company with head office in Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258 - 9(0) andar, Funcionarios, registered with CNPJ under no. 02.320.739/0001-06, hereby represented by the undersigned representatives; and in the capacity of INTERVENIENTS:

         (I) TELEMIG CELULAR PARTICIPACOES S.A., stock company, with head office in Brasilia, Distrito Federal, at SCN Quadra 03 Bloco A, Sobre Loja, Asa Norte, registered with CNPJ under no. 02.558.118/0001-65;

         (II) TELPART PARTICIPACOES S.A., stock company, with head office in Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Wilson, 231 - 28(0) andar, Centro, registered with CNPJ under no. 02.591.814/0001-73, hereby represented by the undersigned representatives;

hereby agree according to the following provisions:

ARTICLE ONE
CONTRACT NATURE, VALUE AND PURPOSE

BNDES opens through this contract a credit line in favor of the BENEFICIARY divided in 3 (three) sub-credits in the following amounts:

         (I) Sub-credit "A": in the amount of R$ 45,357,300.00 (forty five million three hundred fifty seven thousand three hundred Reais) to be provided from BNDES' ordinary resources, which consist, among other sources, of funds from the Fundo de Amparo ao Trabalhador - FAT (Worker's Support Fund), funds from the FAT - Special Deposits and from the PIS/PASEP Participation Fund, allocated in accordance with the legislation applicable to each individual source and in compliance with the provisions of Article Three, SOLE PARAGRAPH;

         (II) Sub-credit "B": in the amount of R$ 18,256,500.00 (eighteen million two hundred fifty six thousand five hundred Reais) to be provided from BNDES' ordinary resources, which consist, among other sources, of funds from the Fundo de Amparo ao Trabalhador - FAT (Worker Support Fund), funds from the FAT - Special Deposits and from the PIS/PASEP Participation Fund, allocated in accordance with the legislation applicable to each individual source and in compliance with the provisions of Article Three, SOLE PARAGRAPH;

         (III) Sub-credit "C": in the amount of R$ 14,462,100.00 (fourteen million four hundred sixty two thousand one hundred Reais), base date of August 15, 2000, to be provided from foreign currency funds borrowed by BNDES and assigned according to Resolution no. 635/87 of January 13, 1987 issued by BNDES' Board of Directors, subject to the provisions of Article Two concerning the value updating of this Sub-credit.


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                                 SOLE PARAGRAPH

         This credit line is intended for the expansion and modernization of the Band "A" mobile cellular telephone system in the State of Minas Gerais, as well as for the repayment of the bridging loan granted through Contracts no. 28/99-IC and unnumbered between the Beneficiary and BANCO ITAU S.A. on 21.09.99, and between the Beneficiary and BANCO ALFA DE INVESTIMENTOS S.A. on 23.09.99, respectively, in the amount of R$ 22,552,000.00 (twenty two million five hundred fifty two thousand Reais) each.

ARTICLE TWO
VALUE UPDATING OF SUB-CREDIT "C"

The portion of Sub-credit "C" not drawn will be updated as of the base date of August 15, 2000 set forth under Article One, item III, up to the drawing date in accordance with the weighed average of the exchange variations applicable to the funds borrowed by BNDES in foreign currency without connection to loans under specific conditions, subject to the provisions of Article Eight below.

ARTICLE THREE
CREDIT AVAILABILITY

The credit will be made available to the BENEFICIARY in parcels upon the compliance with the utilization-suspending conditions referred to under Article Eighteen, as a function of the requirements for the implementation of the financed project, subject to BNDES's financing schedule, which depends on the resource allocation defined by the National Monetary Council.

                                 SOLE PARAGRAPH

         The value of each parcel of Sub-credits "A" and "B" to be made available to the BENEFICIARY shall be calculated in accordance with the criterion set forth in the law that created the Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for determining the debt balances of financing contracted by BNDES System until November 30, 1994.

ARTICLE FOUR
INTERESTS DUE ON SUB-CREDITS "A" AND "B"

The principal of the BENEFICIARY's debt resulting from Sub-credits "A" and "B" is subject to interests at the rate of 3.8% (three point eight percent) per annum (for the sake of spread) over the Long Term Interest Rate - TJLP published by Banco Central do Brasil (Brazilian Central Bank), calculated as follows:

(I)      When TJLP is higher than 6% (six percent) per annum:

                  a) The amount corresponding to the TJLP portion above 6% (six percent) per annum shall be capitalized on the 15th (fifteenth) day of each month during the effectiveness of this Contract and on its expiry or settlement, subject to the provisions of Article Twenty Four, and calculated according to the following capitalization term, taking into consideration all the financial events occurred in the period:

         TC = [(1 + TJLP)/1.06](n-360) - 1 (capitalization term equals to, open brackets, ratio of TJLP plus the unit to one and six hundredth, close brackets, raised to the power corresponding to the ratio of "n" to three hundred sixty, and deducting one unit from such a result), where:

         TC - capitalization term;

         TJLP - Long Term Interest Rate published by Brazilian Central Bank; and


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         n - number of days between the financial event date and the date of capitalization, maturity or settlement of the obligation, being considered a financial event any and all facts of financial nature from which the debt balance under this Contract is or may be changed.

                  b) The percentage of 3.8% (three point eight percent) per annum above the TJLP (spread) mentioned in the caption of this Article plus the non-capitalized portion of the TJLP of 6% (six percent) per annum shall be calculated on the debit balance on the interest maturity dates mentioned in Paragraph Two or on the date of expiry or settlement of this Contract, subject to the provision of item "a" and considering, for the purpose of calculating the daily interest, the number of days between the date of each financial event and the above-mentioned maturity dates.

(II)     When TJLP is equal to or lower than 6% (six percent) per annum:

         The percentage of 3.8% (three point eight percent) per annum above the TJLP (spread) mentioned in the caption of this Article plus the TJLP shall be calculated on the debit balance on the interest maturity dates mentioned in Paragraph Two or on the date of expiry or settlement of this Contract, being considered, for the purpose of calculating the daily interest, the number of days between the date of each financial event and the above-mentioned maturity dates.

         PARAGRAPH ONE

         The amount referred to in item I, sub-item "a", to be capitalized and incorporated into the principal of the debt shall be payable in accordance with Article Ten, items I and II.

         PARAGRAPH TWO

         The amount calculated in accordance with item I, sub-item "b", of item II shall be payable on a quarterly basis on the 15th (fifteenth) day of February, May, August and November of each year in the period from November 15, 2000 through August 15, 2001 in the case of Sub-credit "A" and in the period November 15, 2000 through August 15, 2002 in the case of Sub-credit "B", and on monthly basis as of September 15, 2001, inclusive, in the case of Sub-credit "A" and as of September 15, 2002 in the case of Sub-credit "B", together with the parcels relative to the principal amortization, and on the expiry or settlement of this Contract, subject to the provisions of Article Twenty Four.

         PARAGRAPH THREE

         In case of utilization of funds from the PIS/PASEP Participation Fund contemplated in Supplementary Law no. 26 of September 11, 1975, the remuneration fees due are considered to be included in the interest rate set forth in this Article, according the legislation applicable to the above-mentioned Fund.

ARTICLE FIVE
INTERESTS DUE ON SUB-CREDITS "C"

The principal of the BENEFICIARY's debt resulting from Sub-credits "C" is subject to interest at the rate of 3.8% (three point eight percent) per annum (for the sake of spread) over the variable rate readjusted on a quarterly basis on the 16th (sixteenth) day of January, April, July and October on the basis of the weighed average cost of all fees and expenses incurred by BNDES in borrowing foreign currency funds without connection with loans under specific conditions in the civil quarter immediately prior to the month of readjustment of the above-mentioned interest rate, calculated on the debt balance updated as provided for under Article Eight.

PARAGRAPH ONE

         The interest shall be calculated on a daily basis by the proportional system and it is payable on the 15th (fifteenth) day of January, April, July and October of each year in the period from November 15, 2000 through October 15, 2002, and on monthly basis as of November 15, 2002, inclusive, together with the


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         parcels relative to the principal amortization, and on the expiry or settlement of this Contract, subject to the provisions of Article Twenty Four.

PARAGRAPH TWO

         The interest rate referred to under the caption of this Article will be published by BNDES in the Gazette (Diario Oficial da Uniao) (Section 3) on the 25th (twenty-fifth) day of January, April, July and October of each year or in the first edition subsequent to that day in case the above-mentioned official Gazette is not published on that date.

ARTICLE SIX
INCOME TAX ON CHARGES AND COMMISSIONS REMITTANCE TO FOREIGN CREDITORS

As far the Sub-credit "C" is concerned, besides the principal, the interest and other charges agreed upon, the BENEFICIARY commits to pay to BNDES, for the sake of Income Tax reimbursement, a percentage over the interests referred to in Article Five, corresponding to the weighed average Income Tax rate due on charges remitted by BNDES to foreign creditors, without connection to loans under specific conditions, in the civil quarter prior to the month of readjustment of such percentage, to be calculated, published in the Official Daily Government Gazette, being such reimbursement payable at the same time as the interests referred to under Article Five.

                                 SOLE PARAGRAPH

         The Income Tax weighed average rate referred to in the caption of this Article will be published by BNDES in the Official Daily Government Gazette (Diario Oficial da Uniao) (Section 3) on the 25th (twenty-fifth) day of January, April, July and October of each year or in the first edition subsequent to that day in case the above-mentioned official Gazette is not published on that date.

ARTICLE SEVEN
CREDIT RESERVE COMMISSION

The BENEFICIARY shall pay to BNDES a credit reserve commission of 0.1% (one tenth percent) due every 30-day (thirty) period or fraction thereof, calculated on:

         (I) the balance not drawn of each credit parcel, as of the day subsequent to the credit parcel availability up to the drawing date, when its payment will be due; and

         (II) on the credit not drawn as of the day subsequent to its availability up to the cancellation date upon request by the BENEFICIARY or by initiative of BNDES, which payment will be due on the request date or on the date of BNDES decision, as the case may be.

                                 SOLE PARAGRAPH

         The incidence of the commission referred to under the above-mentioned items I and II will occur in case of establishment of a fund availability scheme.

ARTICLE EIGHT
DEBT VALUE UPDATING UNDER SUB-CREDIT "C"

The BENEFICIARY's debt balance in connection with Sub-credit "C", including the principal, compensation interests and arrears interests, Income Tax reimbursement, other expenses, commissions and other charges agreed upon, shall be updated on a daily basis by the weighed average of the exchange variations applicable to foreign funds borrowed by BNDES without connection with loans under specific conditions, as follows:


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         (I)      daily determination of its liabilities payable in foreign
                  currency without connection with loans under specific conditions for the purpose of calculating the weighed averages to be applied to the exchange variations;

         (II) daily determination of the weighed average of exchange variations based on the liabilities position determined as provided for under item I, taking into account the closing sales rates of foreign currencies disclosed by the Brazilian Central Bank in the previous day.

PARAGRAPH ONE

         For the purposes of item II, in case there is no official exchange rate in a given day, it will be considered the exchange rate of the previous day.

PARAGRAPH TWO

         The weighed average of exchange rates referred to in this Article will be published by BNDES in the Official Daily Government Gazette (Diario Oficial da Uniao) (Section 3) on the 10th (tenth) and 25th (twenty-fifth) day of each month or in the first edition subsequent to those days in case the above-mentioned official Gazette is not published on those dates.

ARTICLE NINE
ON THE DEBT COLLECTION AND PROCESSING

The collection of the principal and charges of Sub-credits "A", "B" and "C" shall be made through Collection Advice issued by BNDES in advance, so that the BENEFICIARY pays those obligations on the respective maturity dates.

PARAGRAPH ONE

         Considering that the debt resulting from Sub-credit "C" is subject to daily updating as provided for in Article Eight, the Collection Advice referred to herein shall be issued by BNDES showing a reference value in BNDES's Monetary Unit - UMBND, which quotation shall be obtained in BNDES' Financial Management Department of the International Financing Area - DEFIN/AF, being the value for payment in Brazilian currency calculated on the basis of the quotation valid for the actual payment date.

PARAGRAPH TWO

         The non-receipt of the Collection Advice shall not exempt the BENEFICIARY from its obligation to pay the principal and the charges on the dates established in this Contract.

PARAGRAPH THREE

         BNDES shall make available to the BENEFICIARY the information, data and calculations utilized for determining the values due.

ARTICLE TEN
AMORTIZATION

The principal of the debt resulting from each Sub-credit contemplated in this Contract shall be paid to BNDES as follows:

         (I) SUB-CREDIT "A": in 51 (fifty one) successive monthly installments, each one in the amount of the due principal of the debt under this Sub-credit divided by the number of amortization installments still not due, being the first installment due on September 15 (fifteen), 2001 and the last one on November 15 (fifteen) 2005, subject to the provisions of Article Twenty Four.


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         (II)     SUB-CREDIT "B": in 39 (thirty nine) successive monthly
                  installments, each one in the amount of the due principal of the debt under this Sub-credit divided by the number of amortization installments still not due, being the first installment due on September 15 (fifteen), 2002 and the last one on November 15 (fifteen) 2005, subject to the provisions of Article Twenty Four;

         (III) SUB-CREDIT "C": in 39 (thirty nine) successive monthly installments, each one in the amount of the due principal of the debt under this Sub-credit, updated in accordance with Article Eight, divided by the number of amortization installments still not due, being the first installment due on November 15 (fifteen), 2002 and the last one on January 15 (fifteen) 2006, subject to the provisions of Article Twenty Four

                                 SOLE PARAGRAPH

         The BENEFICIARY commits to settle on January 15 (fifteen), 2006, upon the payment of the last amortization installment, all the obligations under this Contract.

ARTICLE ELEVEN
GUARANTEE - RESERVE OF PAYMENT MEANS

In order to assure the payment of any obligation arising out of this Contract, such as the principal of the debt, interests, commissions, conventional penalty and fines, the BENEFICIARY irrevocably gives as guarantee in favor of BNDES parcels of its revenue from cellular telephone services to be deposited with a centralizing bank (Trustee) chosen in common agreement between the parties, so as to guarantee the fulfillment of the financial obligations arising out of the Contract as set forth in the "Contract for Collection, Deposit, with Intervention and other Agreements", according to the draft included in the Annex I hereof, which becomes an integral, inseverable part of this Contract, or other funds that, having the same purpose, replace them in the amount corresponding to the installments related to the principal and accessories due in each period from this date up to the final settlement of all the obligations arising out of this Contract.

PARAGRAPH ONE

         If case the blocked funds as provided for in the caption of this Article are insufficient, the BENEFICIARY shall allocate, upon previous approval by BNDES, additional funds to assure to the full payment of the financial obligations arising out of this Contract.

ARTICLE TWELVE
CHANGE IN THE LEGAL CRITERION FOR REMUNERATING THE RESOURCES FROM PIS/PASEP FUND AND FAT

In the hypothesis the legal criterion for remunerating the resources allocated to BNDES from the PIS/PASEP Participation Fund and Work Support Fund - FAT is changed, the remuneration set forth in Article Four may be, at BNDES' discretion, calculated according to the new remuneration criterion applicable to such resources or such other criterion indicated by BNDES that, besides preserving the actual value of the transaction, remunerates it at the same previous level. In such a case, BNDES will advise the BENEFICIARY, in writing, about the change.

ARTICLE THIRTEEN
BENEFICIARY'S SPECIAL OBLIGATIONS

The BENEFICIARY commits itself:

         (I) to comply, as applicable, until the final settlement of the debt arising out of this Contract, with the "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" as approved by Resolution no. 665 of December 10, 1987 and partially amended by Resolution no. 775 of December 16, 1991, Resolution 863 of March 11, 1996, Resolution no. 878 of September 4, 1996, Resolution no. 894 of March 6, 1997 and Resolution 927 of April 1, 1998 all issued by BNDES's Board of Directors


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                  and published in the Official Daily Government Gazette
                  (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996, March 19, 1997, and April 15, 1998,
                  respectively, a copy of which is hereby handed over to the BENEFICIARY, who upon being aware of their entire content declares accepting them as an inseverable, integral part of this Contract for all the legal purposes and effects;

         (II) to draw the total of Sub-credit "A" until December 31, 2000 and those of Sub-credits "B" and "C" until December 31, 2001, without prejudice of BNDES's right to extend such deadlines, either prior to or after their expiry, under the guarantees hereby provided, by means of express authorization by letter, irrespective of any other formality or record;

         (III) to provide training focused on job opportunities existing in the region and/or reemployment program to employ the workers in other companies if, as a function of the project referred to in Article One, the BENEFICIARY reduces its personnel during the validity of this Contract; for that purpose the BENEFICIARY must submit to BNDES' appreciation a document specifying and evidencing the conclusion of negotiations with the dismissed workers' competent representation(s);

         (IV) to adopt during the validity of this Contract measures and actions intended to avoid or correct damages to the environment, safety and work medicine that could be caused by the project referred to in Clause One;

         (V) to comply with its obligation before the environmental agencies during the validity of this Contract;

         (VI) to address a correspondence to the Granting Power, with copy to BNDES, requesting the inclusion of its debt with BNDES in the procedures relative to eventual indemnity calculation and that BNDES should be informed about any fact that could impair the purpose of the present transaction; a copy of this Contract must be attached to such correspondence;

         (VII) authorize the direct payment by the Granting Power to BNDES of indemnity due to the BENEFICIARY as provided for in the Concession Contract no. 010/97 - DOTC/SFO/MC signed between the BENEFICIARY and ANATEL in such an amount so as to cover the BENEFICIARY's debt under this transaction;

         (VIII) to pay directly to BNDES the financial obligations for the full settlement of the debt arising out of this transaction, in case such indemnity is not due;

         (IX) to pay to BNDES for the sake of Performance Premium an amount corresponding to 0.5% (half percent) on the debt balance under this Contract calculated on the closing date of the Yearly Balance Sheet, to be paid in case the Item "Net Sales" (Net Operating Revenue) is equal to or higher than 110% (one hundred ten percent) of the Project's planned outcome according to the Projected Cash Flow in real terms (IGP-M) included as Annex II to this Contract, subject to the following:

                  (a) the Performance Premium will be paid in the year subsequent to its determination in four equal installments, together with the payment of the debt principal;

                  (b) the Yearly Balance Sheet adopted as a basis for calculating the Performance Premium must be audited by independent auditors registered with Comissao de Valores Mobiliarios - CVM (Securities and Exchange Commission);

                  (c) the Performance Premium shall be apportioned between BNDES and the FINANCIAL AGENTS in the proportion of their individual participation in the transaction covered by


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                           the Financing Contract Through Assignment of Loan
                           Contracted with Banco Nacional de Desenvolvimento Economico e Social BNDES FINEM TJLP/CM no. 54/2000-IC.

         (X) not to assign to nor commit with another creditor, without the previous agreement by BNDES, the revenues assigned as provided for in the "Contract for Collection, Deposit, with Intervention and other Agreements", which draft shall be furnished by BNDES;

         (XI) to issue securities at BNDES's discretion at any time during the validity of this Contract, being such securities fully subscribed by BNDES with the partial or full utilization of the debt balance on the issuance date, subject to terms and average interest rate equivalent to those of the originally contracted transaction, as well as to agree with the subsequent public placement of such securities on the market, committing to perform all the acts required for such placement;

         (XII) to keep, during the validity of this Contract and until its final settlement, the following minimum financial indexes: of capitalization, current liquidity, EBITDA margin and debt coverage as calculated on the annual balance sheet or trial balance audited by independent auditors registered with the Securities and Exchange Commission;

                  (a) capitalization index (PL/AT): stockholder's equity divided by total assets, equal to or higher than 35% (thirty five percent);

                  (b) current liquidity index (AC/PC): current assets divided by current liabilities, equal to or higher than 1.10 in year 2000, equal to or higher than 0.80 in year 2001, and equal to or higher than 1.10 in year 2002 and after, until the final settlement of all obligations arising out of the present transaction;

                  (c) EBITDA margin: (EBITDA/ROL): operating earnings before interest, taxes, depreciation and amortization divided by the net operating revenues, equal to or higher than 35% (thirty five percent);

                  (d) Debt coverage index (EBITDA/PC): operating earnings before interest, taxes, depreciation and amortization divided by the current liabilities, equal to or higher than 1.00 in year 2000, and equal to or higher than 1.30 in year 2001 until the final settlement of all obligations arising out of the present transaction;

                  Where:

                  PL = stockholder's equity, AC = current assets, PC = current liabilities (including financing for periods equal to or lower than 12 months);

                  EBITDA = operating earnings before interest, taxes, depreciation and amortization, ROL = net operating revenues, AT = total assets

         (XIII) to comply with the Brazilian legislation applicable to foreign personnel and consultancy contracting;

         (XIV) to respect the minimum nationalization indexes in the project referred to in Article One, SOLE PARAGRAPH, as required in BNDES's Telecommunication Investment Support Program (consubstantiated through excerpt of Minutes of Meeting of BNDES' Board of Director no. 08/99 of 29.03.99) for the acquisition of equipment, and installation and erection services relative to the implantation project of cellular mobile telephone service (Band A) in the Beneficiary's concession area as described under Article One, SOLE PARAGRAPH, to be approved from time to time by FINAME;

         (XV) not to provide privileged guarantees to other creditors without the agreement by BNDES;


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         (XVI)    to accept the inclusion in the "Contract for Collection,
                  Deposit, with Intervention and other Agreements", which draft is in Annex I hereto, of a mechanism of guarantee account under withholding of 140% of the value corresponding to the next installment falling due in the period if the company's "Net Sales" is lower than 70% of that foreseen in the cash flow agreed upon , in real terms (IGP-M), included in Annex II hereto, until such Net Sales becomes equal to or higher than the foreseen value;

         (XVII) to timely pay all its obligations with ANATEL during the validity of this Contract.

ARTICLE FOURTEEN
PAYMENT OF THE BRIDGING LOAN

The BENEFICIARY hereby irrevocably grants BNDES the power to use the funds from the present transaction to pay, in whole or in part, the debt balance of Contracts no. 28/99-IC and unnumbered signed between the Beneficiary and BANCO ITAU S.A. on 21.09.99 and between the Beneficiary and BANCO ALFA DE INVESTIMENTOS S.A. on 23.09.99, respectively, in the amount of R$ 22,552,000.00 (twenty two million five hundred fifty two thousand Reais) each.

ARTICLE FIFTEEN
REPRICING

The BENEFICIARY hereby agrees that the present contract will be repriced at the end of the 47th month from the date hereof, being the spread increased from 3.8% to 5.8%, having the BENEFICIARY the option to anticipate the contract settlement at that time.

ARTICLE SIXTEEN
OBLIGATIONS OF THE INTERVENIENTS

The Intervenients TELEMIG CELULAR PARTICIPACOES S.A. and TELPART PARTICIPACOES S.A., duly qualified in the caption of this Contract, commit:

         (I) TELEMIG CELULAR PARTICIPACOES S.A.: to allocate the funds required for the implementation of the financial support project necessary to the project contemplated in Article One, SOLE PARAGRAPH, of the present Contract and to keep them during the validity of this Contract.

         (II)     TELPART PARTICIPACOES S.A.:

                  (a) to take all the necessary steps to assure the compliance with the purpose contemplated in Article One, SOLE PARAGRAPH, of the present Contract;

                  (b) to implement all the required acts to assure the execution of the investment plan as submitted to BNDES;

                  (c) to immediately advise BNDES about any fact or act that could hinder the compliance with the purpose referred to in Article One, SOLE PARAGRAPH, of the present Contract, particularly as far as the agreed guarantees are concerned;

                  (d) to previously advise BNDES about any change that could take place in the ownership of the BENEFICIARY and the INTERVENIENT providing personal guarantee;

                  (e) to exert its direct or indirect controlling power over the BENEFICIARY so as to comply with the concession contract no. 010/97 - DOTC/SFO/MC signed between the BENEFICIARY and ANATEL;

                  (f) to fulfill its duties and responsibilities in relation to the controlled company TELEMIG PARTICIPACOES S.A. and to cause the latter to fulfill its duties and responsibilities before the BENEFICIARY in accordance with articles 115, 116 and 117 of Law no. 6404 of 15.12.76.

ARTICLE SEVENTEEN
RECIPROCAL PROXY

The BENEFICIARY, the guarantor and the intervenient TELPART PARTICIPACOES S.A. hereby irrevocably constitute themselves their mutual, reciprocal proxies until the final, settlement of the debt arising out of this Contract, with powers to receive service of process, notices and legal notices, "ad judicia" powers for the general jurisdiction, which may be assigned to a counsel, all related to any judicial or extra-judicial proceedings filed against them by BNDES in connection with this Contract, and power to take all the necessary measures for the full and faithful performance of such power of attorney.

ARTICLE EIGHTEEN
CONDITIONS FOR CREDIT DRAWING

Besides the compliance with the provisions of articles 5 and 6 of the above-mentioned "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" and the "FOLLOW UP REGULATIONS AND INSTRUCTIONS" referred to in article 2 of said "PROVISIONS", the drawing against this credit is subject to the fulfillment of the following conditions:

         (I)      For drawing the first credit installment:

                  (a) opening of a current account by the BENEFICIARY with BNDES;

                  (b) receipt of the correspondence referred to in Article Thirteen, item VI;

                  (c) presentation of the "Contract for Collection, Deposit, with Intervention and other Agreements" duly signed and registered, according to the draft included in Annex I hereto;

                  (d) submission of evidence of hiring an audit firm/specialized consultancy to attest the accomplishment of the financial indexes referred to in Article Thirteen, item XII

         (II)     For drawing each credit installment:

                  (a) non-existence of economic-financial fact that, at BNDES' discretion, may impair the execution of the project hereby financed by changing it or hindering its implementation as contemplated in the project approved by BNDES;

                  (b) submission by the BENEFICIARY of Social Security Contributions Clearance (Certidao Negativa de Debito
                           - CND) issued by Instituto Nacional do Seguro Social
                           - INSS (Social Security Institute) obtained by the BENEFICIARY through the INTERNET and checked by BNDES in the site www.mpas.gov.br;

                  (c) submission of declaration that the BENEFICIARY fulfils the Brazilian legislation applicable to foreign labor and consultancy contracting;

ARTICLE NINETEEN
GUARANTEE

TELEMIG CELULAR PARTICIPACOES S.A., duly qualified in the caption hereto, accepts the present Contract in its capacity of guarantor and main payer, and hereby expressly waives the benefits of articles 1.491, 1.499 and 1.503 of the Civil Code, and 261 and 262 of the Commercial Code, being jointly liable, up to the final settlement of this Contract, for the full and faithful fulfillment of the BENEFICIARY'S obligations hereunder.

ARTICLE TWENTY
DEFAULT

In case of default of the obligations hereunder by the BENEFICIARY and Intervenients it shall apply the provisions of articles 40 through 47 of the "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" referred to in Article Thirteen, item I.

ARTICLE TWENTY-ONE
LEGAL PROCEEDING PENALTY

In case of judicial collection of the debt arising out of this Contract, the BENEFICIARY shall pay a penalty of 10% (ten percent) on the debt principal and charges, besides the judicial and extra-judicial expenses, and attorney's fees, due as of the first order given by the competent authority in the collection pleading.

ARTICLE TWENTY-TWO
ANTICIPATED DEBT SETTLEMENT

In case of anticipated debt settlement the guarantees will be released, being applicable to the remaining obligations what provided for in Article 18, paragraph two, of the "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" referred to in Article Thirteen, item I.

ARTICLE TWENTY-THREE
ACCELERATION

BNDES may declare the anticipated expiry of this Contract being the debt payable and any disbursement immediately suspended if, besides the hypotheses contemplated in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" referred to in Article Thirteen, item I, the following facts are evidenced by BNDES:

                  (a) inclusion in the articles of association, by-laws or certificate of incorporation of the BENEFICIARY or the controlling companies of a provision according to which special quorum would be required for deciding or approving matters that impose limitations or hindrances to the control of any of these companies by the respective controllers, or the inclusion in those documents of a provision that imply in:

                           (i) restrictions to the BENEFICIARY's growth capacity or to its technological development;

                           (ii) restrictions to the BENEFICIARY's access to new markets; or

                           (iii) restrictions to or loss of capacity of paying the financial obligations arising out of this transaction.

                  (b) personnel reduction by the BENEFICIARY without complying with the provisions of Article Thirteen, item III;

                  (c) non-compliance with the financial indexes set forth in Article Thirteen, item XII;

                  (d) non-compliance with the provisions of Article Sixteen, item I.

                                 SOLE PARAGRAPH

         In case of application of funds granted by this Contract in an activity other than that set forth in Article One, BNDES shall advise the Federal Department of Justice (Ministerio Publico Federal) about such fact for the sake of application of Law no. 7.492 of 16.06.86, without prejudice of the provisions of this article's caption.

ARTICLE TWENTY-FOUR
MATURITY ON HOLIDAYS
Any installment relative to the amortization of the principal and charges falling due on Saturdays, Sundays or national holidays, including bank holiday, shall be transferred, for all the purposes and effects of this Contract, to the first subsequent working day, being the charges calculated up to such date, and starting from this date the subsequent period for charges determination and calculation hereunder.

The BENEFICIARY submitted the Social Security Contributions Clearance (Certidao Negativa de Debito) CND no. 015642000-11602015 issued by Instituto Nacional do Seguro Social - INSS (Social Security Institute) on October 6, 2000.

The pages of the present Instrument are signed by Alvaro Olveira de Freitas, BNDES' counsel, by authorization from the undersigned legal representatives.

And for being in agreement, the parties sign the present Instrument in 4 (four) copies with the same content and for the same effect in the presence of the undersigned witnesses.

Rio de Janeiro, November 9th, 2000

On behalf of BNDES:

[illegible signature]
Francisco R. Gross - President

[illegible signature]
Aluysio Asti - Director

BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES

In behalf of the Beneficiary:

SIGNATURE SHEET OF CONTRACT NO. 00.2.491.3.1

On behalf of the BENEFICIARY:
--------------------------------------------------------------------------------
(illegible signature)                               (illegible signature)
TELEMIG CELULAR S.A.

On behalf of the INTERVENIENTS:

(illegible signature)                               (illegible signature)
--------------------------------------------------------------------------------
TELEMIG CELULAR PARTICIPACOES S.A.

(illegible signature)                               (illegible signature)
--------------------------------------------------------------------------------
TELPART PARTICIPACOES S.A.

WITNESSES:

(illegible signature)                               (illegible signature)

Telemig- Contract BNDES Telemig
--------------------------------------------------------------------------------

"ENGLISH TRANSLATION"

           FINANCING CONTRACT THROUGH TRANSFER OF THE CONTRACTED LOAN
     WITH BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES FINEM
                             TJLP/CM-NO. 054/2000-IC

Name of the FINANCIAL AGENTS:

BANCO ITAU S.A., a financial institution with headquarters at Rua Boa Vista 176, Centro, in the City of Sao Paulo, State of Sao Paulo, registered at the General Taxpayer's Registry CNPJ under NO. 60.701.190/0001-04, represented in this act by the persons signing below on the signature's page; and

BANCO BRADESCO S.A., a financial institution with headquarters at the City of Osasco, State of Sao Paulo, at Cidade de Deus, registered at the General Taxpayer's Registry CNPJ under NO. 60.746.948/0001-12, represented in this act by the persons signing on the signature's page; and

BANCO ALFA DE INVESTIMENTOS S.A., a financial institution with headquarters at the City of Sao Paulo, State of Sao Paulo, at Alameda Santos NO. 466 - 4(0) andar, registered at the General Taxpayer's Registry CNPJ under NO. 60.770.336/0001-65, represented in this act by the persons signing on the signature's page; and

Designated jointly as "Financial Agents" due to the constitution of the Consortium Contract signed between the Financial Agents on November 9th, 2000, and of which this Instrument is an inseparable and integrating part, it was established that the Banco Itau S.A, is determined to be the Leader of the Consortium, hereinafter so called, and which may be substituted, at any time by determination of the BNDES.

NAME OF THE BENEFICIARY

TELEMIG CELULAR S.A., a joint stock company with head office in Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258 - 9(0)andar, Funcionarios, registered with CNPJ under no. 02.320.739/0001-06, hereinafter referred to as the BENEFICIARY, hereby represented by the undersigned representatives;

NAME OF THE INTERVENIENT GUARANTOR

TELEMIG CELULAR PARTICIPACOES S.A., a joint stock company with head office in Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258 - 9(0)andar, Funcionarios, registered with CNPJ under no. 02.558.118/0001-65, hereinafter referred to as the Intervenient Guarantor, hereby represented by the undersigned representatives;

NAME OF THE INTERVENIENT

TELPART PARTICIPACOES S.A., stock company, with head office in Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Wilson, 231 - 28(0)andar, Centro, registered with CNPJ under no. 02.591.814/0001-73, hereby represented by the undersigned representatives;

The Intervenient and the Intervenient Guarantor, when jointly mentioned, shall be called simply Intervenients.

1)       DATA FROM THE CREDIT OPENING

         1.1)     Date: November 9th, 2000

         1.2) Value of the deferred credit: Total amount of the Sub-credit "A", "B" and "C".

                  1.2.1)   Sub-credit "A": R$ 105,833,700.00

                  1.2.2)   Sub-credit "B": R$ 42,598,500.00

                  1.2.3)   Sub-credit "C": R$ 33,744,900.00

         1.3)     Maturity date: January 15th, 2006

         1.4)     Term for use: 12/31/2000

                  1.4.1)   Sub-credit "A": until 12/31/2000

                  1.4.2)   Sub-credit "B" and "C": 12/31/2001

         1.5)     Grace periods:

                  1.5.1)   Sub-credit "A": Up to 9 [nine months]

                  1.5.2)   Sub-credit "B" and "C": Up to 21 [twenty one] months

         1.6)     Decision DIR NO.; date: Annex I of 490/2000 of 09/11/2000

         1.7) Interest rate: 3.8% [three point eight per cent] p.a., equivalent to 0.3113% per month.

         1.8) Commission of the Financial Agents: 1.3% [one point three per cent] p.a. already included into the Interest Rate.

         1.9)     Credit reserve commission: 0.1% [one tenth] p.a.

         1.10)    Destination of the financing

                  Transfer of the funds to the Beneficiary, for the purpose of financial support for the investments necessary for the expansion and modernization project of the Mobile Cell Telephony, Band "A", in the state of Minas Gerais, as well as the payment of the Bridge Loan granted through the Contracts NO. 28/99-IC and s/NO. dated September 23rd, 1999, respectively, in the amount of R$ 22,552,000.00 [twenty two million, five hundred and fifty two thousand Reais, each one.

         1.11)    Guarantees:

                  1.11.1) Guarantee granted by the Intervenients Guarantors above qualified, in the quality of joint debtors and main payees of the obligations derived from this Contract, as defined in Sub-item 19.1;

                  1.11.2) Pledging part of the invoicing derived from the collection of the cell telephone services, as established in Sub-item 19.2;

                  1.11.3) 03 [three] Promissory Notes issued by the Beneficiary for the benefit of the Financial Agents, maturity at sight, in an amount corresponding to 130% [one hundred and thirty per cent] of the credit granted, by each one of the Financial Agents, as defined in Sub-item 19.3;

2)       NATURE AND ORIGIN OF THE CREDIT

         2.1) The credit now granted, divided into 03 [three] Sub-credits, in the amounts mentioned in the Sub-item 1.2, for the account of the Credit Opening Contract NO. 91.2.149.6.1.013, executed on July 19th, 1991, between the BNDES and the Financial Agents, shall be funded by:

                  2.1.1) Sub-credits "A" and "B": with ordinary resources from BNDES which are composed, among other sources, of funds from the Fundo de Amparo ao Trabalhador - FAT (Worker's Support Fund), funds from the FAT - Special Deposits and from the

                           PIS/PASEP Participation Fund, allocated in accordance with the legislation applicable to each individual source and in compliance with the provisions of Sub-item 7.2;

                  2.1.2) Sub-credit "C": considering base date of August 15, 2000, to be provided from foreign currency funds borrowed by BNDES and assigned according to Resolution no. 635/87 of January 13, 1987 issued by BNDES' Board of Directors, subject to the provisions of Sub-item 3.1.

3)       UPDATING SUB-CREDIT "C"

         3.1) From the base date mentioned in Sub-item 2.1.2, in accordance with the weighed average of the exchange variations applicable to the funds borrowed by BNDES in foreign currency without connection to loans under specific conditions, subject to the provisions of Sub-item 4.1, below falling upon the credit not drawn.

4)       UPDATING SUB-CREDIT "C" DEBT VALUE

         4.1) The debtor balance of the Beneficiary, included there the principal, interests, compensatory and default interests, expenses, commissions and all other charges, shall be updated every day by the weighed average of the exchange variations applicable to the funds borrowed by BNDES, in foreign currency, without connection to loans under specific conditions, subject to the specific provisions, determined in accordance with the following criteria:

                  (I) daily determination by BNDES of its liabilities payable in foreign currency without connection with loans under specific conditions for the purpose of calculating the weighed averages to be applied to the exchange variations;

                  (II) based on the liabilities position determined as provided for under item I, taking into account the closing sales rates of foreign currencies disclosed by the Brazilian Central Bank in the previous day.

         4.2) The weighed average of exchange rates referred to in this Article will be published by BNDES in the Official Daily Government Gazette (Diario Oficial da Uniao) (Section 3) on the 10th (tenth) and 25th (twenty-fifth) day of each month or in the first edition subsequent to those days in case the above-mentioned official Gazette is not published on those dates.

5)       CHANGE OF THE LEGAL CRITERIA FOR REMUNERATION OF FUNDS

         5.1) In the hypothesis the legal criterion for remunerating the resources allocated to BNDES from the PIS/PASEP Participation Fund and Work Support Fund - FAT is changed, the remuneration set forth in Item 09 [nine] may be, at BNDES' discretion, calculated according to the new remuneration criterion applicable to such resources or such other criterion indicated by BNDES that, besides preserving the actual value of the transaction, remunerates it at the same previous level. In such a case, the Financial Agents will advise the BENEFICIARY, in writing, about the change.

6)       PURPOSE

         6.1) The funds object of this present Contract shall be used by the Beneficiary in accordance with the purpose stipulated in Sub-item 1.10 [Destination of the financing] of the preamble.

7)       CREDIT AVAILABILITY

         7.1) The resources shall be made available to the Beneficiary, in installments and in accordance with the projects needs, respecting the financial programming of the BNDES, which is subordinated to the resources definition, for its application, by the National Monetary Council, and the availability of the resources derived from the Credit Opening Contract NO. 91.2.149.6.1.013, referred in Sub-item 2.1, above mentioned.

         7.2) The amount of each installment of the Sub-Credits "A" and "B", made available to the Beneficiary shall be calculated in accordance with the criteria established in the law instituting the Long Term Interest Rates - TJLP, for the determination of the debtor balances of the financings contracted by the BNDES System until November 30th, 1994.

         7.3) The resources shall be transferred by the Financial Agents to the Beneficiary, in the following proportions, as agreed upon in the Consortium Constitution Agreement, integrating this
                  Instrument:

                  AGENTS                             PARTICIPATION R$     IN PERCENTAGE
                  Banco Itau S.A.                     95,642,977.50           52.50%
                  Banco Bradesco                      40,989,847.50           22.50%
                  Banco Alfa de Investimento S.A.     45,544,275.00           25.00
                                                      --------------          ------
                                 TOTAL                182,177,100.00          100.00%

         7.4) The resources shall be transferred by the Financial Agents to the Beneficiary on the third [3rd] working day after receiving date the resources of the Sub-Credits "A" and "B", and until the second [2nd] working day after the receiving date of the Sub-Credits "C" resources.

         7.5) No liberation shall be made before the disbursement by BNDES to the Financial Agents, the amounts corresponding to each one of them, being hereby established that no responsibility shall fall upon the Financial Agents in the case BNDES interrupts the disbursements, or makes them only partially, or subordinates them to conditions not foreseen in this contract, or also, cancels, totally or partially, the credits granted to the Financial Agents, without their fault.

         7.6) If, for any reason, BNDES should not transfer to the Financial Agents the amounts necessary for the loan, or suspends any resources liberation for the transfer to the Beneficiary, this contract shall be rescinded, totally or partially, completely legally and independently of any judicial or extra-judicial interpellation, there being no rights against the Financial Agents by the Beneficiary, and consequently any pretension of indemnification or refunding of any damage derived from the same, or loss of profits because of the non concession of the credits, remaining in force, in the case of disbursement having been made, until its total settlement, all obligations until that date assumed, due to the force of the respective Contract.

8)       TERMS FOR USE, GRACE PERIOD AND AMORTIZATION

         8.1) The term for use of the resources shall be the one stipulated in Sub-Item 1.4.1, for the Sub-Credits "A" and the one stipulated in Item 1.4.2, for the Sub-Credits "B" and "C".

         8.2) The grace period shall be the one stipulated on Sub-item 1.5.1 for the Sub-Credit "A", and the one stipulated in the Sub-item 1.5.2, for the Sub-Credit "B and "C", and shall be counted from the 15th, [fifteenth] subsequent day to the execution date of this Contract.

         8.3) The amount of the debt shall be paid by the Beneficiary to the Financial Agents, in the term and form established as follows:

                  (I) SUB-CREDIT "A": in 51 (fifty one) successive monthly installments, each one in the amount of the due principal of the debt under this Sub-credit divided by the number of amortization installments still not due, being the first installment due on September 15

                           (fifteen), 2001 and the last one on November 15 (fifteen) 2005, subject to the provisions of Sub-item
                           13.1 and following.

                  (II) SUB-CREDIT "B": in 39 (thirty nine) successive monthly installments, each one in the amount of the due principal of the debt under this Sub-credit divided by the number of amortization installments still not due, being the first installment due on September 15 (fifteen), 2002 and the last one on November 15 (fifteen) 2005, subject to the provisions of Sub-item 13.1 and following;

                  (III) SUB-CREDIT "C": in 39 (thirty nine) successive monthly installments, each one in the amount of the due principal of the debt under this Sub-credit, updated in accordance with Article Eight, divided by the number of amortization installments still not due, being the first installment due on November 15 (fifteen), 2002 and the last one on January 15 (fifteen) 2006, subject to the provisions of Sub-item
                           13.1 and following.

9)       INTERESTS ACCRUING ON SUB-CREDIT "A" AND "B"

         9.1) Over the principal of the debt of the Beneficiary, interests shall accrue at the rate determined in Sub-item 1.7, over the Long Term Interest Rate, hereinafter designated TJLP, divulged by the Banco Central do Brasil [Brazil's Central Bank] included into the same the commission determined in Sub-item 1.8, observing the following determinations:

         9.2)     TJLP higher or lower than:

                  9.2.1)   When TJLP is higher than 6% (six percent) per annum:

                           a) The amount corresponding to the TJLP portion above 6% (six percent) per annum shall be capitalized on the 15th (fifteenth) day of each month during the effectiveness of this Contract and on its expiry or settlement, subject to the provisions of Sub-Item 13.1, and calculated according to the following capitalization term, taking into consideration all the financial events occurred in the period:

                                    TC = [(1 + TJLP)/1.06]n-360 - 1
                                    (capitalization term equals to, open
                                    brackets, ratio of TJLP plus the unit to one and six hundredth, close brackets, raised to the power corresponding to the ratio of "n" to three hundred sixty, and deducting one unit from such a result), where:

                                    TC - capitalization term;

                                    TJLP - Long Term Interest Rate published by
                                    Brazilian Central Bank; and

                                    n - number of days between the financial event date and the date of capitalization, maturity or settlement of the obligation, being considered a financial event any and all facts of financial nature from which the debt balance under this Contract is or may be changed.

                           b) The percentage above the TJLP (spread) mentioned in the caption of the Sub-item 1.7 plus the non-capitalized portion of the TJLP of 6% (six percent) per annum shall be calculated on the debit balance on the interest maturity dates mentioned in Sub-item 9.4 or on the date of expiry or settlement of this Contract, subject to the provision of item "a" and considering, for the purpose of calculating the daily interest, the number of days between the date of each financial event and the above-mentioned maturity dates.

                  9.2.2) When TJLP is equal to or lower than 6% (six percent) per annum:

                           The percentage above the TJLP (spread) mentioned in the caption of the Sub-item 1.7, plus the TJLP shall be calculated on the debit balance on the interest maturity dates mentioned in Sub-item 9.4 or on the date of expiry or settlement of this Contract, being considered, for the purpose of calculating the daily interest, the number of days between the date of each financial event and the above-mentioned maturity dates.

         9.3) The amount referred to in Sub-item 9.2.1, sub-paragraph "a", to be capitalized and incorporated into the principal of the debt shall be payable in accordance with sub-paragraphs "a" and "b" of sub-item 8.3.

         9.4) The amounts determined in the grace periods in accordance with the terms of Sub-item 9.2.1, sub-paragraph "b", or Sub-item 9.2.2, shall be demanded quarterly, during the grace periods and monthly during the amortization period, jointly with the installments of the principal, and at the maturity or settlement of the Contract, observing the determinations of Sub-item 13.1.

         9.5) The commission of the Financial Agents is included into the interest rate of Sub-item 1.7, consisting of a differential indicated in Sub-item 1.8, being calculated over the liabilities in accordance with the same criteria for the interest payments.

10)      INTERESTS ACCRUING ON SUB-CREDIT "C"

         10.1) For the use of this Sub-credit, the Beneficiary is subject to interest at the interest rate determined in Sub-item 1.7, over the variable rate readjusted on a quarterly basis on the 16th (sixteenth) day of January, April, July and October on the basis of the weighed average cost of all fees and expenses incurred by BNDES in borrowing foreign currency funds without connection with loans under specific conditions in the civil quarter immediately prior to the month of readjustment of the above-mentioned interest rate, calculated on the debt balance updated as provided for under Sub-item 13.1, and following.

11)      DEBT PROCESSING AND COLLECTION

         11.1) The Beneficiary shall amortize or settle the debt now assumed, through a debit into the bank account of its ownership, maintained before each one of the Financial Agents, obeying the proportions mentioned in Sub-Item 7.3. The amortization may be executed also through a bank cheque, bank compensation slip or Credit-into-Account document - DOC, since informed with at least 5 [five] working days in advance by the Beneficiary.

         11.2) The Financial Agents are hereby authorized by the Beneficiary, on the maturity date of the commitment, in a irrevocable and unappealable form to make the debit on its bank account, all amounts due derived from this contract, the settlement of these amounts remaining conditioned to the effective availability of a balance on the bank account where the debits are to be made. The insufficiency of balance in the bank account, shall be stated as a delay in the payment.

         11.3) At the criterion of each Financial Agent, the collection of the principal and the charges derived from this present operation, shall be made through a collection advice, issued by the Financial Agents, with advance, so the Beneficiary may settle its obligations on the maturity dates.

         11.4) The Beneficiary may consult its balances on its bank accounts "Future Entries", on which the collection of the principal and charges shall be stated, with at least 05 [five] days in advance, who shall inform the amount due to settle the commitments on the maturity dates.

         11.5) Considering that the debt resulting from Sub-credit "C" is subject to daily updating as provided for in Item 4, above mentioned, the Collection Advice referred to herein shall be issued by BNDES showing a reference value in BNDES's Monetary Unit - UMBND, which quotation shall be obtained in BNDES' Financial Management Department of the International Financing Area - DEFIN/AF, being the value for payment in Brazilian currency calculated on the basis of the quotation valid for the actual payment date.

         11.6) The non-receipt of the Collection Advice shall not exempt the BENEFICIARY from its obligation to pay the principal and the charges on the dates established in this Contract.

12)      CREDIT RESERVE COMMISSION

         12.1) The BENEFICIARY shall pay to Financial Agents, in the proportion stipulated on Sub-item 7.3, the Credit Reserve Commission, determined in Sub-item 1.9, due every 30-day (thirty) period or fraction thereof, calculated on

                  a) The value of the Credit, if the signature of this Contract occurs after the maturity terms determined by BNDES, the period being counted from the day immediate to this maturity until the date of the above referred signature, the respective payment being demandable for the initial use of the credit, from which it shall be deductible;

                  b) The value of the credit, if the operation becomes cancelled after the postponement at request of the Beneficiary, of the initial term established by BNDES for the presentation of this Contract, counting the period from the immediate day of the end of the initial term until the date of the request for cancellation made by the Beneficiary, or the cancellation promoted by the BNDES and/or the Financial Agents, the payment being demandable on 30 [thirty] days from the date of BNDES's decision.

                  c) the balance not drawn of each credit parcel, as of the day subsequent to the credit parcel availability up to the drawing date, when its payment will be due; and

                  d) on the credit not drawn as of the day subsequent to its availability up to the cancellation date upon request by the BENEFICIARY or by initiative of BNDES, which payment will be due on the request date or on the date of BNDES decision, as the case may be;

                           12.1.1) The incidence of the commission of the cases "c" and "d", above mentioned, shall depend on the determination of the scheme of availability of resources by the BNDES.

13)      MATURITY ON BANK HOLIDAY

         13.1) The financial commitment relative to the amortization of the principal and charges falling due on Saturdays, Sundays or national holidays, including bank holiday, shall be transferred, for all the purposes and effects of this Contract, to the first subsequent working day, being the charges calculated up to such date, and starting from this date the subsequent period for charges determination and calculation hereunder.

14)      SPECIAL OBLIGATIONS OF THE BENEFICIARY

         14.1) Without prejudice to all other Items, the Beneficiary commits itself also:

                  (a) to comply, as applicable, until the final settlement of the debt arising out of this Contract, with the "PROVISIONS APPLICABLE TO BNDES' CONTRACTS" as approved by Resolution no. 665 of December 10, 1987 and partially amended by Resolution no. 775 of December 16, 1991, Resolution 863 of March 11, 1996, Resolution no. 878 of September 4, 1996, Resolution no. 894 of March 6, 1997 and Resolution 927 of April 1, 1998 all issued by BNDES's Board of Directors and published in the Official Daily

                           Government Gazette (Section I) of December 29, 1987, December 27, 1991, April 8, 1996, September 24, 1996,
                           March 19, 1997, and April 15, 1998, respectively;

                  (b) to invest the resources obtained only in the execution of the project, object of this Contract and in accordance with the Table of Uses and Sources [Annex I]

                  (c) to invest its own resources, foreseen for the execution of the project, in the amounts and terms defined in the Table of Uses and Sources [Annex I], as well as in its totality, the resources necessary for the coverage of eventual insufficiencies or accruals of the global budged of the project.

                  (d) To communicate to the leader, any matters, which could take to changes of the project or the Table of Uses and Sources [Annex I], indicating the measures, which the Beneficiary considers, should be taken.

                  (e) To adopt, during the term of this Contract, measures and actions to be taken in order to avoid or correct damages to environment, safety and medicine at work, which may be caused by the project now financed.

                  (f) To maintain in a regular form its commitments before the environmental organs, during the term of this Contract.

                  (g) to provide training focused on job opportunities existing in the region and/or reemployment program to employ the workers in other companies if, as a function of the project referred to, the BENEFICIARY reduces its personnel during the validity of this Contract; for that purpose the BENEFICIARY must submit to Financial Agents appreciation a document specifying and evidencing the conclusion of negotiations with the dismissed workers' competent representation(s);

                  (h) to maintain updated its commitments before ANATEL during the term of this Contract;

                  (i) to forward correspondence, with copy to the Financial Agents and to BNDES, to the Granting Power, with copy to BNDES, requesting the inclusion of its debt with BNDES in the procedures relative to eventual indemnity calculation and that BNDES should be informed about any fact that could impair the purpose of the present transaction; a copy of this Contract must be attached to such correspondence;

                  (j) to authorize the direct payment by the Granting Power to BNDES of indemnity due to the BENEFICIARY as provided for in the Concession Contract no. 010/97 - DOTC/SFO/MC signed between the BENEFICIARY and ANATEL in such an amount so as to cover the Beneficiary's debt under this transaction

                  (k)      Intentionally omitted

                  (l) to pay directly to Financial Agents and the BNDES the financial obligations for the full settlement of the debt arising out of this transaction, in case such indemnity is not due;

                  (m) to pay to BNDES for the sake of Performance Premium an amount corresponding to 0.5% (half percent) on the debt balance under this Contract calculated on the closing date of the Yearly Balance Sheet, to be paid in case the Item "Net Sales" (Net Operating Revenue) is equal to or higher than 110% (one hundred ten percent) of the Project's planned outcome according to the Projected Cash Flow in real terms (IGP-M) included as Annex II to this Contract, subject to the following:

                           m.1) the Performance Premium will be paid in the year subsequent to its determination in four equal installments, together with the payment of the debt principal;

                           m.2) the Performance Premium shall be apportioned between BNDES and the FINANCIAL AGENTS in the proportion of their individual participation in the transaction;

                           m.3) the Yearly Balance Sheet adopted as a basis for calculating the Performance Premium must be audited by independent auditors registered with Comissao de Valores Mobiliarios - CVM (Securities and Exchange Commission)

                  (n) not to assign to nor commit with another creditor, without the previous agreement by BNDES, the revenues assigned as provided for in the "Contract for Collection, Deposit, with Intervention and other Agreements", which draft shall be furnished by BNDES;

                  (o) to issue securities at BNDES's discretion at any time during the validity of this Contract, being such securities fully subscribed by BNDES with the partial or full utilization of the debt balance on the issuance date, subject to terms and average interest rate equivalent to those of the originally contracted transaction, as well as to agree with the subsequent public placement of such securities on the market, committing to perform all the acts required for such placement;

                  (p) to keep, during the validity of this Contract and until its final settlement, the following minimum financial indexes: of capitalization, current liquidity, EBITDA margin and debt coverage as calculated on the annual balance sheet or trial balance audited by independent auditors registered with the Securities and Exchange Commission:

                           p.1) capitalization index (PL/AT): stockholder's equity divided by total assets, equal to or higher than 35% (thirty five percent);

                           p.2) current liquidity index (AC/PC): current assets divided by current liabilities, equal to or higher than 1.10 in year 2000, equal to or higher than 0.80 in year 2001, and equal to or higher than 1.10 in year 2002 and after, until the final settlement of all obligations arising out of the present transaction

                           p.3) EBITDA margin: (EBITDA/ROL): operating earnings before interest, taxes, depreciation and amortization divided by the net operating revenues, equal to or higher than 35% (thirty five percent);

                           p.4) Debt coverage index (EBITDA/PC): operating earnings before interest, taxes, depreciation and amortization divided by the current liabilities, equal to or higher than
                                    1.00 in year 2000, and equal to or higher than 1.30 in year 2001 until the final settlement of all obligations arising out of the present transaction

                                    Where:

                                    PL = stockholder's equity, AC = current
                                    assets, PC = current liabilities (including financing for periods equal to or lower than 12 months);

                                    EBITDA = operating earnings before interest, taxes, depreciation and amortization, ROL = net operating revenues, AT = total assets

                  (q) to comply with the Brazilian legislation applicable to foreign personnel and consultancy contracting;

                  (r) not to provide privileged guarantees to other creditors without the agreement by BNDES;

                  (s) from the date of the signature of this Contract, to link the revenues derived from the rendering cellular telephone services, to be deposited at the Trustee Bank, chosen in a common agreement between the Parties in order to warrant the accomplishment of the financial commitments derived from this operation, as determined in the above mentioned "Bank Contract".

                  (t) to respect the minimum nationalization indexes in the project referred to in Article One, SOLE PARAGRAPH, as required in BNDES's Telecommunication Investment Support Program (consubstantiated through excerpt of Minutes of Meeting of BNDES' Board of Director no. 08/99 of 29.03.99) for the acquisition of equipment, and installation and erection services relative to the implantation project of cellular mobile telephone service (Band A) in the Beneficiary's concession area as described under Article One, SOLE PARAGRAPH, to be approved from time to time by FINAME;

                  (u) to grant powers to BNDES and the Financial Agents, in an irrevocable and unappealable form, to settle with the resources from this present operation, in its totality or partially, the debtor balance of the Contract, which is referred in the Sub-item 1.10.

                  (v) to accept the inclusion in the "Contract for Collection, Deposit, with Intervention and other Agreements", which draft is in Annex I hereto, of a mechanism of guarantee account under withholding of 140% of the value corresponding to the next installment falling due in the period if the company's "Net Sales" is lower than 70% of that foreseen in the cash flow agreed upon , in real terms (IGP-M), included in Annex V hereto, until such Net Sales becomes equal to or higher than the foreseen value;

                  (w)      Intentionally omitted

                  (x) to accept the renegotiation of this Contract at the end of the 47th, month, from the date of the signature of the same, with a Spread to be collected by the BNDES and the Financial Agents, foreseen in Annex I, of the Decision as stated in Sub-item 1.6, of the General Conditions 10.I and 11.I, from 2.5% to 4.5%, and the Spread to be collected from the Beneficiary foreseen in the mentioned Decision, in the General Conditions 10.II and 11.II, from 5.8% instead of 3.8%, allowing the Beneficiary to pay the Contract to the BNDES and the Financial Agents in advance, on that occasion.

                  (y)      Intentionally omitted

                  (z) to constitute the guarantees, in behalf of the BNDES and the Financial Agents, the guarantees foreseen in
                           Item 19, Guarantee Conditions.

15)      OBLIGATIONS OF THE INTERVENIENT

         15.1) The Intervenient TELEPART PARTICIPACOES S.A., qualified in the preamble of this Contract, in the quality of Controlling Shareholder of the Intervenient Guarantor, TELEMIG CELULAR PARTICIPACOES S.A, assumes in this act the obligation of:

                  (a) to take all the necessary steps to assure the compliance with the purpose of the present Contract;

                  (b) to implement all the required acts to assure the execution of the investment plan as submitted to BNDES;

                  (c) to immediately advise the Financial Agents and the BNDES about any fact or act that could hinder the compliance with the purpose referred to in Sub-item 1.10, of the present Contract, particularly as far as the agreed guarantees are concerned;

                  (d) to previously advise the Financial Agents and the BNDES about any change that could take place in the ownership of the BENEFICIARY and the INTERVENIENT GUARANTOR;

                  (e) to exert its direct or indirect controlling power over the BENEFICIARY so as to comply with the concession contract with ANATEL;

                  (f) to fulfill its duties and responsibilities in relation to the controlled company TELEMIG CELULAR PARTICIPACOES S.A. and to cause the latter to fulfill its duties and responsibilities before the BENEFICIARY in accordance with articles 115, 116 and 117 of Law no. 6404 of 15.12.76.

16)      ACCELERATED MATURITY

         16.1) The Parties may declare the anticipated expiry of this Contract being the debt payable and any disbursement immediately suspended if, besides the hypotheses contemplated by Law, specially the non fulfillment of any obligation here agreed upon by the Beneficiary and/or Intervenients, before any of the Financial Agents, or also if the following should occur:

                  (a) In case of application of funds granted by this Contract in an activity other than that set forth in Article One, BNDES shall advise the Federal Department of Justice (Ministerio Publico Federal) about such fact for the sake of application of Law no. 7.492 of 16.06.86, without prejudice of the provisions of this article's caption.

                  (b) inclusion in the articles of association, by-laws or certificate of incorporation of the BENEFICIARY or the controlling companies of a provision according to which special quorum would be required for deciding or approving matters that impose limitations or hindrances to the control of any of these companies by the respective controllers, or the inclusion in those documents of a provision that imply in:

                           i) restrictions to the Beneficiary's growth capacity or to its technological development;

                           ii) restrictions to the Beneficiary's access to new markets; or

                           iii) restrictions to or loss of capacity of paying the financial obligations arising out of this transaction.

                  (c) Company's reorganization process [split-up,, merger, incorporation, etc.], change of the main activity or the modification of the effective control, either directly or indirectly, of the Beneficiary, of any of the Intervenients, after the contracting of the operation, without the previous and express authorization of the BNDES and the Financial Agents, represented by the Leader.

                  (d) personnel reduction by the BENEFICIARY without complying with the provisions of item "g" of Sub-item 14.1, above.;

                  (e) non-compliance with the financial indexes set forth in item "p" of Sub-item 14.1, above;

                  (f) judicial process, with decision in court, which could impair the accomplishment of the obligations and/or the assumed and constituted guarantees;

                  (g) in the case of bankruptcy request or the request of a preventive forced agreement of the Beneficiary and/or any of the Intervenients.

17)      FURTHER OBLIGATIONS FOR THE USE OF THE CREDIT

         17.1) Besides the fulfillment of the conditions foreseen in the "Dispositions" previously mentioned, and in the Follow-up Norms and Instructions referred in Article 2nd, of the same Dispositions, the use of the credits is subject, also, to the performance, by the Beneficiary and/or the Intervenients, of the following:

                  (I)      For the use of the First Installment of the Credit:

                           (a) presentation of this Contract and its annexes, duly registered in the competent Public Registries;

                           (b) execution of the contract related to the direct financing of BNDES, for this present operation;

                           (c) deliver of the correspondence mentioned in Sub-item 14.1, Paragraph "i".

                           (d) Presentation of the Bank Contract [Annex IV], duly executed and registered;

                           (e) submission of evidence of hiring an audit firm/specialized consultancy to attest the accomplishment of the financial indexes referred to in Sub-item 14.1, Paragraph "p".

                  (II)     For the use of each installment of the Credit:

                           (a)      Non existence of any fact of
                                    financial-economical nature, which at
                                    criteria of the Financial Agents and/or
                                    BNDES may impair the execution of the
                                    business now financed, which could change or make unfeasible its execution, in the terms foreseen in the project approved by the BNDES;

                           (b) submission by the BENEFICIARY of Social Security Contributions Clearance (Certidao Negativa de Debito - CND) issued by Instituto Nacional do Seguro Social - INSS (Social Security Institute) obtained by the BENEFICIARY through the INTERNET and checked by BNDES in the site www.mpas.gov.br;

                           (c) proof that the beneficiary invested in the project the installment of the credit previously used, and that the same invested its part, in accordance with the values established in the Table Uses and Sources of the Annex I.

                           (d)      submission of declaration that the
                                    BENEFICIARY fulfils the Brazilian
                                    legislation applicable to foreign labor and consultancy contracting

18)      RESPONSIBILITY FOR THE CHARGES AND EXPENSES

         18.1) It shall be in account of the Beneficiary, all charges, tributes, contributions and taxes falling upon this Contract and on the collection and execution of the guarantees related to the same, which the Financial Agents may be obliged to pay or support, since duly demonstrated, even in the hypotheses of a partial or total canceling of the opened credit, inclusive the expenses related to the registers/ entries at the competent Notary Public for Registers.

         18.2) The Beneficiary is hereby obliged to pay to the Financial Agents, as reimbursement of expenses, the Income Tax referring to the Sub-Credit "C", a percentage on the Interests referred in Sub-Item

                  10.1, corresponding to the weighed average rate of the Income Tax due over the charges remitted by BNDES to the creditors from foreign resources, without relationship to transfer in specific conditions, in the civil quarter preceding the months of readjustment of this percentage, to be determined, readjusted and requested the reimbursement in the same time as the interests referred in the above mentioned Sub-Item 10.1.

19)      GUARANTY CONDITIONS

         In order to assure the payment of any of the obligations derived from this contract, such as the principal of the debt, interests, commissions, conventional penalty and fine, the following guarantees are given to the Financial Agents, being considered as a whole, indivisible in relation to the debt value, agreeing expressly the Intervenient Guarantor regarding the conditions now agreed upon, answering jointly with all obligations assumed by the Beneficiary.

         19.1) Guarantee: The Intervenient Guarantor, duly qualified in the caption hereto, accepts the present Contract in its capacity of guarantor and main payer, and hereby expressly waives the benefits of articles 1.491, 1.499 and 1.503 of the Civil Code, and 261 and 262 of the Commercial Code, being jointly liable, up to the final settlement of this Contract, for the full and faithful fulfillment of the BENEFICIARY'S obligations hereunder by the Beneficiary, including the principal, interests, monetary restatement and further compensatory or default charges, judicial expenses, attorney's fees, and all other amounts which may be due in accordance with the terms of this Contract. The responsibility of the Guarantor shall not suffer any impairment, limitation or restriction derived from any type of agreement, postponement or decrease in the terms or indulgencies eventually granted by the Financial Agents to the Beneficiary, and it shall not be necessary that the Financial Agents make any type of notice regarding the matter to the Intervenient Guarantor.

                  19.1.1) The Intervenient Guarantor is obliged also, to allocate the necessary resources for the execution of the project object of this present contract, as well as to maintains the same during its duration.

         19.2) Pledging of Revenues: The Beneficiary pledges as guarantee, for the benefit of the Financial Agents, in an irrevocable and unappealable form, until the settlement of this Contract, part of its revenues derived from the rendering of cellular telephone services, equivalent at least 150% [one hundred and fifty per cent] of ten amount of the biggest installment due by the Beneficiary, inclusive during the grace period, observing the dispositions of the sub-item below, collected by he Collecting Banks, listed in the Annex II, through transference of the amounts in Reais, derived from these services, on the date, amounts and account specified in Sub-item 19.2.3. the funds deposited in the referred account shall be used by the Financial Agents in the hypothesis of default of any obligation assumed by the Beneficiary in this contract, in the case an accelerated maturity is declared, as well as in the hypothesis that the determined percentage of Item "v" of Sub-item 14.1, is not reached

                  19.2.1) The funds now pledged are free and unencumbered of any judicial or extra-judicial liens or encumbrances or restrictions of any nature, and shall remain so until the faithful accomplishment of the obligations now assumed by the Beneficiary, under the penalty of an accelerated maturity of this contract.

                  19.2.2) The Leader shall forward to the Beneficiary, after each liberation of funds, and after the change of the remuneration index of this Contract, spreadsheets containing all amounts and due dates of the installments of the principal and interests of the pecuniary commitments due to the Financial Agents, hereinafter called simply "Spreadsheet".

                  19.2.3) For the perfect consecution of the guarantee here contracted, the Beneficiary commits itself to notify the Collecting Banks listed in the Annex II, in the form of the correspondence as stated in Annex III, so the same may transfer every day the totality of the collection, into the pledged account below specified of the Banco Itau S.A., who is nominated in this act as Centralizing Bank of these resources. For these purposes, the Beneficiary shall sign, in the same day, with the Centralizing Bank, as the Mandatary Bank, the Bank Contract which is referred in Item "s" of Sub-item 14.1, which shall be a integrating and complementary part of this Contract, as Annex IV, through which the Mandatary Bank shall remain responsible for the administration and centralization of the funds derived from the collection of the cellular phone bills from the consumers, collected by the Branch Net of the Collection Banks, crediting the amounts, object of this collection, to the pledged bank account NO. 01725-6, Branch 2001, opened in the name of the Beneficiary before the Mandatary Bank, hereinafter called simply Pledged Account.

                  19.2.4) The amounts derived from the payment by the consumers, of the cellular telephone service bills, credited into the pledged account, shall be transferred automatically to an account of the Beneficiary, for free transactions, except in the cases of default of the obligations assumed by the same before the Financial Agents, by force of this Contract, as well as in the hypothesis that the percentage determined in Item "v" of Sub-item 14.1, is not reached.

                  19.2.5) In the hypothesis of default of the Beneficiary, the Leader, in the quality of Mandatary Bank, is hereby authorized by the Beneficiary to block and to transfer, totally or partially, to the Financial Agents, in the proportion of the credits of each one of them, the funds deposited in the Pledged Account, through Credit Order Documents - DOC, of any type or nature, Payment orders or nominative cheques, who shall use the amounts transferred by the Mandatary Bank, obligatorily for the amortization or settlement of the quarterly and monthly amounts of the parcels of the principal plus charges, during the grace term and amortization, due by force of this Contract, accrued by the penalties stipulated in Sub-item 20 and sequence, remaining the Beneficiary personally responsible for any eventual remaining debtor balance, should the amounts retained not be sufficient to settle the totality of the debt.

                  19.2.6) In case of insufficiency of funds, the Beneficiary is obliged to complement or to constitute new real and/ or personal guarantees, in 48 hours, reserving itself the Financial Agents the right to refuse the new guarantees, under the penalty of accelerated maturity of this Contract.

                  19.2.7) Until the settlement of the debt, the Beneficiary shall maintain in force the Bank Contract or any other contract instruments executed which had the purpose the receipt of the cellular telephone bills/ accounts, in order to allow sufficient collection for the payment of the installment due to the Financial Agents. The Beneficiary oblige itself not to change its bank domicile, being also forbidden to transact or to pledge in behalf of any other credits, the resources now pledged.

         19.3) Promissory Notes: 03 [three] Promissory Notes issued by the Beneficiary, pledged to the terms of this present contract, in an amount corresponding 130% [one hundred and thirty per cent] of the credit granted by each one of the Financial Agents, with maturity at sight, and presentation term of up to 01 [one] year after the maturity of this contract, remaining therefore, extended the term for presentation determined by
                  Article 34 of the Uniform Law of Geneva, and Article 21 of Law 2044 of December 31st, 1908.

                  19.3.1) The Beneficiary commits to substitute the Promissory Notes given in guarantee, by another one with an equivalent amount of 130% [one hundred and thirty per cent] of the debtor balance determined, every time and always when the amount of the same does not correspond to the percentage above determined, in 10 [ten] days terms from the date of the written request made by the Leader, under the penalty of an acceleration of the maturity of this Contract.

20)      PAYMENT DELAY AND PENALTIES


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         20.1)    Should there be any default or accelerated maturity, the
                  Beneficiary shall pay interests on late payment of 12% [twelve per cent] per year, plus the permanence commission, calculated at the market rate of the payment day, and the same shall not be lower than the highest charges rate collected during the duration of this contract;

         20.2) The market rate shall the highest rate effectively executed in the market with juridical entities in credit operations, excepting credit opening in bank accounts;

         20.3) In the case of judicial process, instead of permanence commission, the Beneficiary authorizes the Financial Agents to opt for the collection of the charges equivalent to the percentage of variation of the IGPM [General Market Price Index], published by the FGV - Getulio Vargas Foundation, or in its absence the IGP-DI [General Consumer Index] published by the FIPE - Foundation for Economic Researches of the USP;

         20.4) The Beneficiary shall pay also a penalty of 10% [ten per cent] and the collection expenses, inclusive costs and lawyer's fees;

         20.5) In case of default of any of the obligations under the responsibility of the Beneficiary and/or the Intervenients, or an accelerated maturity, the Financial Agents may:

                  20.5.1) use for payment of the debit, the amounts the Beneficiary may hold with the Financial Agents;

                  20.5.2)  retain values of its ownership.

         20.6) The payment to the Financial Agents of the principal shall not signify settlement of the charges foreseen in this contract.

21)      FINAL DISPOSITIONS

         21.1) If any changes should occur in the regulating norms of BNDES, so that the same may affect the matters agreed upon in this Contract, the Beneficiary will assume all the responsibility for its accomplishment.

         21.2) The eventual tolerance of the Financial Agents, regarding the rights instituted by this contract, shall not imply in any change or renouncing of the referred rights, which may be executed at any moment.

         21.3) The Beneficiary obliges itself not to convey or transfer the rights and obligations derived from this contract or in any for encumber the goods acquired by force of the project now financed, without an express authorization of the BNDES and/or the Financial Agents, under penalty of rescission of this Contract, which shall provoke the accelerated maturity of all obligations assumed by the same, making immediately enforceable the totality of the debt, comprising the principal and the accessories, without prejudice of all other measures and penalties which may be applied.

         21.4) The Beneficiary declares that in order to contract the object of this present Contact, it obtained all corporations' approvals requested by Law, and by its corporation's acts, and that the signatories have the powers to sign this present Contract.

         21.5) Financial Agents are hereby allowed to mention in any divulgation they may make regarding their activities, the financial collaboration granted for the performance of this Contract.

         21.6) The Beneficiary and the Intervenient do hereby authorize the Financial Agents, to transmit and to consult information regarding them and/or related to this operation to the Credit Risk Central,


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
                  maintained by the Banco Central do Brasil, in the form of the Resolution NO. 2724 dated May 31st, 2000.

         21.7) The Beneficiary and the Intervenient constitute themselves, mutually and reciprocally, in an irrevocable and unappealable form, as attorney-in-fact, until the final payment of the debt now assumed, with powers to receive summons, notices and services of process, and also with the "ad judicia" powers for the venue in general, which may be subrogated to lawyers, everything related to judicial or extra-judicial procedures which may be brought against them by the Financial Agents, derived from this contract, and who may execute all acts which may be necessary for the good and faithful performance of this mandate.

         21.8) To settle the questions derived from this Contract, the venue of the Judicature of the Capital of the State of Sao Paulo is hereby elected, the Party promoting any suit may opt for the venue of its domicile.

And for being in agreement, the parties sign the present Instrument in 8 (eight) copies with the same content and for the same effect in the presence of the undersigned witnesses.

[November 27th, 2000]

[illegible signature]
BANCO ITAU S.A.
Financial Agents

[illegible signature]
BANCO BRADESCO S.A.
Financial Agents

[illegible signature]
BANCO ALFA DE INVESTIMENTOS S.A.
Financial Agents

(illegible signature)                                     (illegible signature)
--------------------------------------------------------------------------------
                              TELEMIG CELULAR S.A.

BENEFICIARY:

(illegible signature)                                     (illegible signature)
--------------------------------------------------------------------------------
                       TELEMIG CELULAR PARTICIPACOES S.A.

INTERVENIENT GUARANTOR:

(illegible signature)                                     (illegible signature)
--------------------------------------------------------------------------------
                           TELPART PARTICIPACOES S.A.

INTERVENIENTS:

WITNESSES:

(illegible signature)                                     (illegible signature)
--------------------------------------------------------------------------------
                      Telemig- Contract BNDES Telemig-Finem



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